Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES THE DATE OF THE GENERAL SHAREHOLDERS’ MEETING AND CERTAIN RELATED PROTECTIONS OF ITS CORPORATE GOVERNANCE CODE

Medellin, Colombia, January 28, 2020

The Board of Directors of Bancolombia S.A (“Bancolombia”) decided today to call the holders of common shares to the General Shareholders’ Meeting, to be held on Friday, March 13, 2020 at 10:00 a.m. at the Intercontinental Hotel located at Calle 16 N° 28 – 51 Km 5 Via Las Palmas, Medellin, Colombia. Publication of the notice with the proposed agenda for the meeting is forthcoming.

Likewise, the Board of Directors made reference to the restrictions stated in the Corporate Governance Code and the Bylaws of the Company, as applicable to the legal representatives, leadership team, and employees of BANCOLOMBIA S.A. and FIDUCIARIA BANCOLOMBIA S.A. in order to assure equal treatment to all of its Shareholders at the General Shareholders’ meeting to be held on March 13, 2020.

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Alejandro Mejia
Corporate VP	Financial VP	IR Manager
Tel.: (571) 4885675	Tel.: (571) 4885934	Tel.: (574) 4041837

The prohibitions stated in the Corporate Governance Code are:

1. Encouraging, promoting or suggesting to shareholders to grant powers of attorney in blank, without expressly stating the name of the representative to the General Shareholders’ Meeting.

2. Receiving from shareholders, powers of attorney for the General Shareholders’ Meeting, that do not expressly state the name of the representative to the General Shareholders’ Meeting.

3. Ratifying as valid powers of attorney for the General Shareholders’ Meeting those powers which do not meet the legal requirements, namely, that the powers of attorney be granted in writing, indicating the name of the proxy, the name of the shareholder the proxy is representing, if applicable, and the date of the meeting. The legal entities granting a power of attorney must also attach a recent certificate of existence and representation in accordance with the law.

4. Suggesting or deciding who will act as proxy representative to the General Shareholders’ Meeting.

5. Recommending to the shareholders who they should vote for in a list. This does not preclude the Board of Directors and the CEO from presenting proposals to the General Shareholders’ Meeting.

6. Suggesting or agreeing with any shareholder or any shareholders’ representative, voting in any way about any proposal presented at the General Shareholders’ Meeting.

These prohibitions also apply to actions done through a representative, intermediary or interposed person.

In addition, Article 33 of the Bylaws provides that the senior management and the employees of the Bank will not be allowed to exercise powers of attorney to represent their own shares in the General Shareholders’ Meeting, nor substitute the powers of attorney granted to them. This prohibition does not apply to acts done by such persons in their capacity as legal representatives. Furthermore, these persons will not be allowed to vote, including their own shares, on decisions that relate to approval of the balance sheet, end of year accounts or liquidation matters. In any event, the administrators or employees of the Bank will be allowed to exercise rights in respect of their own shares and the ones they represent.

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Alejandro Mejia
Corporate VP	Financial VP	IR Manager
Tel.: (571) 4885675	Tel.: (571) 4885934	Tel.: (574) 4041837

The following officers will be responsible for implementing and verifying the fulfillment of the control procedures:

BANCOLOMBIA:

Legal Vice-president and Secretary General

Corporate and Institutional Legal Manager

FIDUCIARIA BANCOLOMBIA:

Director of Management of Fiduciary Business

Head of Management of Fiduciary Business

Analyst of Management of Fiduciary Business

These officers will check that the powers of attorney are granted in accordance with the Colombian Code of Commerce and the Board of Directors’ resolutions. The powers of attorney that contravene these dispositions will not be accepted.

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Alejandro Mejia
Corporate VP	Financial VP	IR Manager
Tel.: (571) 4885675	Tel.: (571) 4885934	Tel.: (574) 4041837